Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2018

Hong Kong – December 21, 2018 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2018.

The Company’s revenues for the six months ended June 30, 2018 (“1H 2018”) were approximately US$9,516,000, an 9.29% increase as compared to approximately US$8,707,000 for the six months ended June 30, 2017 (“1H 2017”). Revenues from trading and manufacturing activities, and engineering activities increased by US$264,000 and US$545,000, respectively.

Gross profits decreased by 23% to approximately US$1,460,000 for 1H 2018 as compared to approximately US$1,895,000 for 1H 2017. The decrease was primarily due to the decrease in the gross profit margin % of contracts under the keen competitive market condition.

Selling and administrative expenses slightly decreased by approximately US$54,000 to US$2,437,000 for 1H 2018 as compared to approximately US$2,491,000 for 1H 2017.

The profit contribution from the affiliates, Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”) and Zhejiang Jia Huan Electronic Co. Ltd. ("Jia Huan"), decreased by approximately US$244,000 to negative contribution of US$12,000 for 1H 2018 as compared to profit contribution of approximately US$232,000 for 1H 2017. Jia Huan made a negative contribution of approximately US$146,000 in 1H 2018 as compared to profit contribution of approximately US$69,000 in 1H 2017. The profit contribution from Blue Sky is expected to drop continuously in the near future due to the economic downturn and the intensive competition of the environmental protection industry in China.

The net profit was approximately US$878,000 for 1H 2018, as compared to net loss of approximately US$92,000 for 1H 2017. This was primarily due to profit on disposal of investment in Jia Huan of approximately US$1,522,000. The Company declared and paid dividend of US$0.70 per share in 1H 2018. The economic slowdown in China resulting from the trade war between the United States and China will adversely affect the overall operating performance of the Company in the second half year of 2018 and the near future.

Despite the imminent economic slowdown in China, the Company has attended and participated in local and international trade shows in Bangladesh, Dubai and Guangzhou to promote Ballast Water Treatment Systems (“BWTS”) and handheld ballast water checker in the past few months in order to look for more business opportunities outside China.

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits will start on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS and Alternate Management Systems (‘AMS”) acceptance for its full range BWTS in 2016.

About AMS

AMS acceptance by the U.S. Coast Guard is a temporary designation given to BWTS approved by a foreign administration. It enables BWTS to be used on vessels for a period of up to 5 years, while the treatment system undergoes approval testing to U.S. Coast Guard standards.

About Blue Sky

Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”), founded in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants. It has listed its shares on the New Third Board in the People’s Republic of China (“PRC”) since November 17, 2015 and suspended trading from August 15, 2017 to February 2, 2018. The New Third Board is a national over-the-counter market in the PRC regulated by China Securities Regulatory Commission, and managed by the National Equities Exchange and Quotations, which serves as a platform for the sale of existing shares or directed share placements for small and medium-sized enterprises.

About Jia Huan

Zhejiang Jia Huan Electronic Co. Ltd. in Zhejiang, China ("Jia Huan"), an established company, has been in business since 1969. 95% of Jia Huan's business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks. On March 5, 2018, we entered into an Equity Transfer Agreement to sell our 20% equity stake of Jia Huan for a purchase price of RMB31,312,500 to Ms. Jin Lijuan, the wife of the holder of the remaining 80% equity stake of Jia Huan. In accordance with the terms of the Agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser has paid the Purchase Price to the Company, in full in May 2018.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and mainland China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2017.

EURO TECH HOLDINGS COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2018 (Unaudited)	As of December 31, 2017 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	3,626	3,380
Restricted cash	642	1,072
Accounts receivable, net	3,314	3,808
Prepayments and other current assets	745	860
Inventories	481	496

Total current assets	8,808	9,616

Property, plant and equipment, net	746	734

Investments in affiliates	11,431	12,158

Goodwill	1,071	1,071

Deferred tax assets	165	158

Total assets	22,221	23,737

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,291	3,680
Loans payable	361	97
Other payables and accrued expenses	2,123	2,721
Taxation payable	132	132

Total current liabilities	5,907	6,630

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2017: 20,000,000) shares authorized; 2,229,609 (As of December 31, 2017: 2,229,609) shares issued and outstanding	123	123
Additional paid-in capital	9,551	9,551
Treasury stock, 167,700 (As of December 31, 2017: 167,700) shares at cost	(786)	(786)
PRC statutory reserve	352	352
Accumulated other comprehensive income	818	918
Retained earnings	5,246	5,811

Equity attributable to shareholders of Euro Tech	15,304	15,969
Non-controlling interest	1,010	1,138

Total shareholders’ equity	16,314	17,107

Total liabilities and shareholders’ equity	22,221	23,737

EURO TECH HOLDINGS COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
 /(LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	2018 (Unaudited)	2017 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	5,634	5,370
Engineering	3,882	3,337

Total revenues	9,516	8,707

Cost of revenues
Trading and manufacturing	(4,679)	(4,128)
Engineering	(3,377)	(2,684)

Total cost of revenues	(8,056)	(6,812)

Gross profit	1,460	1,895

Finance costs	(6)	(6)
Selling and administrative expenses	(2,437)	(2,491)

Operating loss	(983)	(602)
Interest income	11	2
Other (losses)/income, net	(5)	99
Gain on disposal of affiliate	1,522	-

Profit/(Loss) before income taxes and equity in profit of affiliates	545	(501)

Income taxes	253	(21)
Equity in profit of affiliates	(12)	232

Net profit/(loss)	786	(290)
Less: net loss attributable to non-controlling interest	92	198

Net profit/(loss) attributable to the Company	878	(92)

Other comprehensive loss
Net income/(loss)	786	(290)
Foreign exchange translation Adjustments	(8)	(14)

Comprehensive income/(loss)	778	(304)
Less: Comprehensive loss attributable to non-controlling interest	96	173

Comprehensive income/(loss) attributable to the Company	874	(131)

Net income/(loss) per ordinary share
- Basic	$US0.43	$US(0.04)

- Diluted	$US0.43	$US(0.04)

Weighted average number of ordinary shares outstanding
- Basic	2,061,909	2,061,909

- Diluted	2,061,909	2,061,909

Dividend per share	$US0.70	US$ -

CONTACT:          Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com